SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the "Company") has been advised that, following the payment of the second 2015 interim and special dividend of 36.47p on 20 May 2016, several persons discharging managerial responsibility in the Company have increased their interests in the Company. All the transactions set out in this announcement were notified to the Company on 26 May 2016.

The Company also advises that in its announcement dated 24 May 2016 (RNS number 1917Z), certain total beneficial interests and shares subject to performance conditions were misstated. These have now been restated in the tables below.

Prudential Group Share Incentive Plan - Dividend Reinvestment

The following individuals have received ordinary shares of 5p each at a price per share of £13.87 in the name of the Prudential Group Share Incentive Plan under the dividend re-investment associated with that plan operated by Yorkshire Building Society on behalf of the Company:

Name of PDMR	Number of ordinary shares acquired	Total beneficial interest following notification	Number of shares subject to performance conditions	Total interest in shares
M Wells	3	541,321	811,178	1,352,499
J Foley	8	248,530	422,480	671,010
M McLintock	8	199,469	79,498	278,967
N Nicandrou	39	303,030	373,328	676,358
P James	-	41,359	171,255	212,614
J Adams	3	26,227	144,845	171,072
R Hariharan	4	13,830	97,655	111,485
J Oliver	18	23,072	53,579	76,651
A Porter	14	25,208	132,521	157,729
T Rolfe	-	29,952	149,385	179,337

The Prudential Corporation Asia All Employee Share Purchase Plan - Dividend Re-investment

The following individual has received ordinary shares of 5p each at a price per share of £14.07  in the name of the Prudential Corporation Asia All Employee Share Purchase Plan under the dividend re-investment associated with that plan:

Name of PDMR	Number of ordinary shares acquired	Total beneficial interest following notification	Number of shares subject to performance conditions	Total interest in shares
T Wilkey	9	120,487	430,817	551,304

Prudential Dividend Re-investment Plan

The following individual has received ordinary shares of 5p each, at a price per share of £13.3229, in his own name, under the Company's Dividend Re-investment Plan for ordinary shareholders:

Name of PDMR	Number of ordinary shares acquired	Total beneficial holding following notification
H Davies	236	8,966

Additional Information

Mr  Wells' beneficial interests are made up of 217,518 ADRs (representing 435,036 ordinary shares) and 106,285 ordinary shares.  Mr Wells' conditional share awards are over 332,870 ordinary shares and 239,154 ADRs (representing 478,308 ordinary shares).

Mr Stowe's beneficial interest in shares is made up of 132,138 ADRs (representing 264,276 ordinary shares).  Mr Stowe's conditional share awards are over 276,766 ADRs (representing 553,532 ordinary shares).

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification  27 May 2016

Contact

Jennie Webb, Share Plans Manager, +44 (0)20 7548 2027

Helen Archbold,  Head of Corporate Secretariat, +44 (0)20 7548 6901

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 May 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Helen Archbold

Helen Archbold
Head of Corporate Secretariat